UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Westwood One, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

961815305

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067-3206

310.557.2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 961815305	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Gores Radio Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 17,212,978
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 17,212,978

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,212,978
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 17,212,978
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 17,212,978

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,212,978
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815305	13D	Page 4 of 5 Pages

Item 1. Security and Issuer

This Amendment No. 8 (this “Amendment No. 8”) to the Statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on March 12, 2008 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on March 20, 2008 (“Amendment No. 1”), Amendment No. 2 thereto filed on June 20, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed on December 8, 2008 (“Amendment No. 3”), Amendment No. 4 thereto filed on March 5, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed on April 27, 2009 (“Amendment No. 5”), Amendment No. 6 thereto filed on August 3, 2009 (“Amendment No. 6”) and Amendment No. 7 thereto filed on August 18, 2010 (“Amendment No. 7”) (the Original 13D and Amendments Nos. 1 through 8, collectively, the “Schedule 13D”), by Gores Radio Holdings, LLC, a Delaware limited liability company (“Gores Radio”) and The Gores Group, LLC, a Delaware limited liability company (“The Gores Group” and, together with Gores Radio, the “Gores Entities” or “Reporting Persons” and together with certain of the affiliates of the Reporting Persons, “Gores”) and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Westwood One, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1166 Avenue of the Americas, 10th Floor, New York, New York 10036.

Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Original 13D or Amendments Nos. 1 through 7. Capitalized terms used but not otherwise defined in this Amendment No. 8 shall have the meanings ascribed to them in the Original 13D or Amendments Nos. 1 through 7, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and restated in its entirety to read as follows:

The purchases of all securities of the Issuer by Gores Radio described in this Schedule 13D were financed with cash on hand from contributions of members of Gores Radio. All such contributions were in the ordinary course and pursuant to investor commitments to Gores Radio.

The responses to Item 4 are incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting the paragraph immediately preceding the heading “2010 Purchase Agreement” and deleting and replacing the last five paragraphs immediately following the heading “2010 Purchase Agreement” with the following paragraphs:

Pursuant to the terms and conditions of the Purchase Agreement between the Issuer and Gores Radio, dated as of August 17, 2010, a copy of which is attached to Amendment No. 7 as Exhibit 10 and incorporated herein by reference (the “2010 Purchase Agreement”), the Issuer issued and sold to Gores Radio (1) 769,231 shares of the Common Stock on September 7, 2010 (the “First Closing”) at a price of $6.50 per share for an aggregate purchase price of $5,000,001.50 and (2) 1,186,240 shares of the Common Stock on February 28, 2011 (the “Second Closing”) at a price of $8.43 per share for an aggregate purchase price of $10,000,003.20. The purpose of the transactions was to facilitate an investment in the Issuer.

The 2010 Purchase Agreement contains limited representations and warranties that, subject to certain exceptions, generally survive for two years from the date of the Second Closing. The Issuer agreed to indemnify Gores Radio (and its affiliated parties) for: (1) any breach of any of the representations, warranties or covenants made by the Issuer in the 2010 Purchase Agreement or (2) any action or proceeding brought in connection with the transactions, subject to certain exceptions set forth in the 2010 Purchase Agreement. Any payment obligation of the Issuer to Gores Radio (or its affiliated parties) as an indemnified party is subordinate and junior in right of payment to all payment obligations of the Issuer to the Previous Debt Holders under the Debt Purchase Agreement and related Restructuring agreements.

The description herein of the 2010 Purchase Agreement is qualified in its entirety by reference to such agreement. A copy of the 2010 Purchase Agreement is filed as Exhibit 10 to Amendment No. 7 and is specifically incorporated herein by reference in its entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by (i) inserting the language “and (y) the Second Amendment (as defined below)” immediately after the language “the First Amendment (as defined below)” in the first sentence of the third paragraph of Item 6, (ii) deleting the last sentence of the third paragraph of Item 6 and (iii) replacing the words “intend to enter” with the word “entered” in the third sentence of the fourth paragraph of Item 6.

CUSIP No. 961815305	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2011

GORES RADIO HOLDINGS, LLC

By:	THE GORES GROUP, LLC,
Its Manager

	By:	/s/ Steven Eisner
Steven Eisner
Senior Vice President

THE GORES GROUP, LLC

	By:	/s/ Steven Eisner
Steven Eisner
Senior Vice President